UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
UBS AG
c/o UBS Investment Bank
677 Washington Boulevard
Stamford, CT 06901
UBS Financial Services Inc.
1200 Harbor Boulevard
Weehawken, NJ 07086
UBS Fund Advisor, L.L.C.
UBS Willow Management, L.L.C.
UBS Eucalyptus Management, L.L.C.
UBS Tamarack Management, L.L.C.
UBS Juniper Management, L.L.C.
UBS Enso Management, L.L.C.
51 West 52nd Street
23rd Floor
New York, NY 10019
UBS Global Asset Management (Americas) Inc.
One North Wacker Drive
Chicago, IL 60606
UBS Global Asset Management (US) Inc.
51 West 52nd Street
16th Floor
New York, NY 10019
UBS IB Co-Investment 2001 GP Limited
c/o UBS Investment Bank
677 Washington Boulevard
Stamford, CT 06901

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
File No. [ ]

     UBS AG, UBS Financial Services Inc. (“UBSFS”), UBS Fund Advisor, L.L.C. (“UBSFA”), UBS Willow Management, L.L.C. (“UBS Willow”), UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”), UBS Tamarack Management, L.L.C. (“UBS Tamarack”), UBS Juniper Management, L.L.C. (“UBS Juniper”), UBS Enso Management, L.L.C. (“UBS Enso”), UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), UBS Global Asset Management (US) Inc. (“UBS Global AM US”) and UBS IB Co-Investment 2001 GP Limited (“ESC GP”) (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a permanent injunction entered against UBS AG.
     As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to over one hundred management investment companies registered under the Act or series thereof (“Funds”) and employees’ securities companies (“ESCs”), as principal underwriter (as defined in Section 2(a)(29) of the Act) to thirteen open-end registered investment companies under the Act (“Open-End Funds”), and as depositor and/or principal underwriter to numerous unit investment trusts registered under the Act (“UITs”) (such

[1]	A list of the registered investment companies to which the Applicants serve as investment adviser, sub-adviser, manager, depositor or principal underwriter as of December 31, 2008 is contained in Annex A.

activities, collectively, “Fund Service Activities”).2 While no existing company of which UBS AG is an affiliated person (other than the Applicants) currently serves in any of the aforementioned applicable capacities to any Fund, Open-End Fund, UIT or ESC, Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which UBS AG is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which UBS AG may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.
I. Background
     A. Applicants
     UBS AG, a company organized under the laws of Switzerland, is a Swiss based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG serves as investment manager to two ESCs.3
     UBSFS is a corporation organized under the laws of Delaware. UBSFS provides a wide range of wealth management services, including financial planning and wealth management consulting, asset-based and advisory services and transaction-based services to clients in the United States and throughout the world. UBSFS is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and is registered as an

[2]	None of the Applicants provide any services to registered face amount certificate companies.

[3]	The ESCs rely on the exemption from the Act provided by rule 6b-1 thereunder. An application with respect to the ESCs has been filed with the Commission (File No. 813-336) (the “ESC Application”).

investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). UBSFS is an indirect, wholly-owned subsidiary of UBS AG. UBSFS serves as an investment adviser of the Funds listed in Part 1-A of Annex A. The assets under management of the Funds for which UBSFS provides investment advisory services is approximately $39,121,735,754 as of December 31, 2008. UBSFS is also the sole depositor and sole principal underwriter of the UITs listed in Part 1-B of Annex A, which hold, in the aggregate, approximately $381,903,173 of assets as of December 31, 2008. UBSFS is co-principal underwriter of seventeen UITs, listed in Part 1-B of Annex A, sponsored by Advisor Asset Management, Inc., a registered broker dealer that is not an affiliated person of UBS AG.
     UBSFA, a Delaware limited liability company, is a registered investment adviser. UBSFA is an indirect, wholly-owned subsidiary of UBS AG. UBSFA is the investment adviser to the Funds listed in Part 2-A of Annex A. The assets under management of the Funds for which UBSFA provides investment advisory services is approximately $2,305,013,670 as of December 31, 2008.
     UBSFA is also managing member of UBS Willow, UBS Eucalyptus, UBS Tamarack, UBS Juniper and UBS Enso (collectively, the “UBSFA Advisers”), each of which is a Delaware limited liability company registered as an investment adviser under the Advisers Act. UBS Enso, UBS Tamarack, UBS Willow and UBS Juniper are each indirect, majority-owned subsidiaries of UBS AG. UBSFA owns more than 25 percent of the voting securities of UBS Eucalyptus, and thus UBS Eucalyptus may be deemed to be indirectly controlled by UBS AG. The UBSFA Advisers are investment advisers to the Funds listed in Part 2-B of Annex A. The assets under management of the Funds for which the UBSFA Advisers provide investment advisory services is approximately $668,674,640 as of December 31, 2008.

     UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. Each is registered as an investment adviser under the Advisers Act, and UBS Global AM US also is registered under the Exchange Act as a broker-dealer. UBS Global AM US and UBS Global AM Americas are each indirect, wholly-owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the Funds listed in Part 3 of Annex A. The assets under management of the Funds for which UBS Global AM Americas provides investment advisory services is approximately $91,346,894,496 as of December 31, 2008. UBS Global AM US serves as principal underwriter to the Open-End Funds listed in Part 4 of Annex A. UBS Global AM US currently does not serve as investment adviser or depositor to any registered investment company (“RIC”) or ESC or principal underwriter for any UIT although, subject to the relief requested by this Application being granted, it may elect to do so in the future.
     ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the ESCs and provides investment advisory services to the ESCs. ESC GP is a direct, wholly-owned subsidiary of UBS AG. The ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current “Consultants” (as defined in the application relating to the ESC) of UBS AG and its affiliates.
     B. The Consent and Injunction
     On February 18, 2009, the Commission filed a complaint (the “Complaint”) against UBS AG in the United States District Court for the District of Columbia (the “District Court”) in a civil action captioned Securities and Exchange Commission v. UBS AG, No. 09-00316. The Complaint alleges that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States cross-border clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The Complaint alleges that this cross-border business was serviced primarily from Switzerland. The Complaint alleges that UBS AG used United States jurisdictional means to engage in a cross-border business of soliciting, establishing and maintaining brokerage accounts; executing securities transactions; and providing investment advice for its United States cross-border clients. Finally, the Complaint alleges that at all times UBS AG was aware that it could provide these services to United States cross-border clients only through an entity registered with the Commission as a broker-dealer or investment adviser.
     On February 16, 2009, UBS AG executed a consent of Defendant UBS AG (the “Consent”) in which UBS AG neither admits nor denies any of the allegations in the Complaint, except as to personal and subject matter jurisdiction (which are admitted), but consents to the entry of an injunction and agrees to certain other undertakings. On March 19, 2009, the District Court entered a judgment against UBS AG (the “Judgment”) that restrained and enjoined UBS AG and UBS AG’s agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice of the Judgment, from violating, directly or indirectly, Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act (the “Injunction”).4 Additionally, UBS AG, pursuant to the Judgment, shall pay disgorgement of $200 million to the Commission.
II. Application of Section 9 of the Act
     Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company,

[4]	Securities and Exchange Commission V. UBS AG, 09 Civ. 00316 (D.D.C. March 19, 2009).

registered unit investment trust or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by any court of competent jurisdiction from, among other things, “acting as an underwriter, broker [or] dealer . . . or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.” Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.
     Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any RIC or ESC subject to Section 9 or as a principal underwriter for any Open-End Fund, registered face amount certificate company or UIT. The entry of the Judgment would result in a disqualification of each Applicant under Section 9(a)(3) because UBS AG is an affiliated person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would, upon entry of the Judgment, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC or ESC subject to Section 9.
     Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1)

the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).5
III. Statement in Support of Application
     In support of their position that the Commission should issue the Orders, the Applicants assert the following.
     A. Limited Scope of the Alleged Misconduct
     The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor to any RIC or ESC or in the capacity of principal underwriter for any Open-End Fund or UIT. The alleged conduct giving rise to the Injunction similarly did not involve any RIC or ESC with respect to which UBS AG engaged in Fund Service Activities. The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6 At the time Section 9 was adopted, investment companies typically were managed

[5]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

[6]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC or ESC would have to be deprived of its management or an Open-End Fund or UIT of its distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the RICs, the ESCs and their shareholders.
     As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.
     B. Hardships on the RICs and their Shareholders
     The inability of the Applicants that serve as investment adviser or sub-adviser to the Funds (the “Adviser Applicants”) to continue providing such services to Funds would result in the Funds and their shareholders facing potential hardship.7 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the

[7]	The Adviser Applicants are UBSFS, UBSFA, the UBSFA Advisers and UBS Global AM Americas.

Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.
     Similarly, the inability of UBS Global AM US (the only Applicant that currently serves as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result in potential hardship to the Open-End Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBS Global AM US because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds. In addition, the Open-End Funds would have to expend time and other resources to engage one or more substitute principal underwriters, which would not, in any event, replicate the selling network established by UBS Global AM US. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Open-End Funds and their shareholders.
     Finally, the inability of UBSFS to continue to serve as depositor and principal underwriter for the UITs would result in potential hardship to the UITs, their unit holders and their trustees.8 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBSFS because to do so would deprive the unit holders of the services that UBSFS provides. For example, UBSFS monitors the UIT portfolios and, to the extent consistent with the UIT trust agreements and Section 4(2) of the Act, arranges for the removal of securities from the UIT portfolios. In addition, UBSFS maintains a secondary market in UIT units to provide daily liquidity to its clients. UBSFS would have to expend time and other resources to engage substitute depositors or principal underwriters. This could impose burdens on unit holders as well as UIT trustees. Thus, the prohibitions imposed by Section 9(a) could therefore operate to the financial detriment of the UITs and their unitholders.
     C. Adverse Effect on Applicants and the ESCs
     If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. In the case of certain Adviser Applicants, the effects would be particularly dire, as investment advisory activities represent a very substantial part of their business.
     Similarly, if UBS Global AM US was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBS Global AM US has committed substantial capital and other resources to establish expertise in underwriting

[8]	UBSFS is the only Applicant that currently serves as depositor or principal underwriter for a UIT.

the securities of Open-End Funds and to establish networks to distribute Open-End Fund shares. Without relief under Section 9(c), UBS Global AM US would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.
     Similarly, if UBSFS was barred under Section 9(a) from continuing to serve as depositor or as principal underwriter to the UITs and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBSFS has committed substantial capital and other resources to developing expertise in establishing UITs and their related distribution network.
     Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 425 employees of the Applicants are actively involved in the provision of Fund Service Activities (not including the thousands of employees of UBSFS who would be adversely affected if they could no longer offer the Funds and UITs to their customers). Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.
     Disqualifying UBS AG and ESC GP from continuing to provide investment advisory services as investment adviser or general partner to the ESCs is not in the public interest or in furtherance of the protection of investors.9 It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Application to require another entity not affiliated with UBS AG to manage the ESCs. In

[9]	UBS AG and ESC GP are the only Applicants that currently serve as investment adviser to ESCs.

addition, participating employees of UBS AG and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of UBS AG.
     Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that UBS AG will take to address the activity alleged in the Complaint.
     D. Absence of Any Connection Between the Alleged Conduct and Applicants’ Fund Service Activities
     The conduct alleged in the Complaint did not involve any of the Applicants’ Fund Service Activities. UBS AG’s Fund Service Activities are limited to serving as investment manager to the ESCs. The conduct alleged in the Complaint did not involve the ESCs.
     E. No Involvement of Applicants’ Personnel
     Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than UBS AG) had any knowledge of, or had any involvement in, the conduct alleged in the Complaint; (ii) the personnel at UBS AG who were involved in the violations alleged in the Complaint have had no, and will not have any future, involvement in the Applicants’ Fund Service Activities; and (iii) because the personnel of the Applicants (other than UBS AG) did not have any involvement in the alleged misconduct, shareholders of those RICs and ESCs were not affected any differently than if those RICs and ESCs had received services from any other non-affiliated investment adviser, depositor or principal underwriter.
     F. Remedial Actions to Address the Conduct Alleged in the Complaint
     After extensive investigation, the Commission staff and UBS AG have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. In addition to the payment to be made pursuant to the Judgment, UBS AG has agreed to comply with several undertakings pursuant to the Consent, including the following:

     (1) It will terminate all business of providing broker-dealer and investment advisory services to any U.S. person, as that term is used in Exchange Act Rule 15a-6, unless those services are conducted solely by a UBS entity that is appropriately registered with the Commission as a broker-dealer or investment adviser (or qualifies for an exception or exemption from registration) and take certain actions to effect this undertaking and terminate this business as detailed in the Consent.
     (2) It will retain an independent consultant (“Independent Consultant”), not unacceptable to the Commission staff and the Department of Justice, to conduct an examination of the broker-dealer and investment advisory activities of UBS AG to assess the progress of UBS AG in terminating the business described in (1) and to assess whether UBS AG has completed the termination of that business by no later than August 31, 2010, as detailed in the Consent. UBS AG will cooperate fully with the Independent Consultant and any qualified persons hired by the Independent Consultant (“Qualified Persons”) and provide the Independent Consultant and Qualified Persons with access to files, books, records and staff as requested for the Independent Consultant’s examination. UBS AG shall require the Independent Consultant and any Qualified Persons to have or to acquire within a reasonable period of time adequate knowledge and understanding of the relevant broker-dealer and investment adviser activities of UBS AG and to posses sufficient competence and resources necessary to assess UBS AG’s termination of the business described in (1).
     Furthermore, UBS AG has agreed to cooperate with the Commission in connection with any related judicial or administrative proceeding or investigation commenced by the Commission or to which the Commission is a party.

     As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.
     G. Actions Taken with Respect to the Funds
     To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.
     H. Applicants’ Prior Section 9(c) Orders
     UBS AG and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities (“ARS”) by UBS Securities LLC (“UBS Securities”), an affiliate of UBS AG, and UBSFS.10 The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSF misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated

[10]	In the Matter of UBS Securities LLC et al., Notice and Temporary Order, Inv. Co. Act Rel. No. 28569 (Dec. 23, 2008); Inv. Co. Act Rel. No. 28606 (Jan. 16, 2009).

with ARS that UBS Securities and UBSF underwrote, marketed and sold. The Complaint alleges that UBS Securities and UBSF violated Section 15(c) of the Exchange Act.
     UBS Securities and certain other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest.11 The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the “Securities Act”), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210 and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities’s investment banking business over the research analysts in UBS Securities’s research department.
     In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.
     On May 23, 1990, PaineWebber filed an application, amended June 13, 1990, pursuant to Section 9(c), with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions.12

[11]	In the Matter of UBS Securities LLC et al., Notice, Inv. Co. Act Rel. No. 26245 (Oct. 31, 2003); Order, Inv. Co. Act Rel. No. 27047 (Aug. 25, 2005).

[12]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 17588 (July 16, 1990); Order, Inv. Co. Act Rel. No. 17789 (order).

     On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission’s complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group (“Drexel”), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel’s due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman’s behalf in conjunction with his continued employment at Drexel,13 and subsequent employment at Kidder Peabody & Co. Incorporated.14 On December 19, 1994, the Commission issued a temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section 9(a) resulting from the injunction and on January 13, 1995, the Commission granted PaineWebber a permanent order under Section 9(c).15
     Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

[13]	See In the Matter of World Resources Fund, Ltd., Notice, Inv. Co. Act Rel. No. 14862 (Dec. 20, 1985); Order, Inv. Co. Act Rel. No. 14954 (Feb. 24, 1986).

[14]	See In the Matter of Kidder, Peabody & Co. Incorporated, Notice, Inv. Co. Act Rel. No. 17509 (May 24, 1990); Order, Inv. Co. Act Rel. No. 17545 (June 20, 1990).

[15]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 20785 (Dec. 19, 1994); Order, Inv. Co. Act Rel. No. 20838 (Jan. 13, 1995).

     I. Applicants’ Condition
     The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:
Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
     J. Conclusion
     For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.
IV. Authorization
     Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:
UBS Global Asset Management (Americas) Inc.
UBS Global Asset Management (US) Inc.
Dana Platt
Executive Director, Senior Global Compliance Officer
UBS Global Asset Management
14th floor
51 West 52 Street
New York, NY 10019
212-882-5146

UBS Financial Services Inc.
UBS Fund Advisor, L.L.C.
UBS Willow Management, L.L.C.
UBS Eucalyptus Management, L.L.C.
UBS Tamarack Management, L.L.C.
UBS Juniper Management, L.L.C.
UBS Enso Management, L.L.C.
Mara Galeano
Executive Director, Deputy General Counsel
UBS Financial Services Inc.
1200 Harbor Boulevard
10th Floor
Weehawken, NJ 07086
201-352-0447
UBS AG
UBS IB Co-Investment 2001 GP Limited
Niall O’Toole
UBS AG
1285 Avenue of the Americas
New York, NY 10019
with a copy to:
Kenneth J. Berman
Debevoise & Plimpton LLP
555 13th Street NW
Washington, DC 20004
(202) 383-8000
     The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.
     Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-11 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

     The Applicants named below have caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS AG

By:	/s/ Lynn Atkins
Name:	Lynn Atkins
Title:	Executive Director

UBS AG

By:	/s/ Niall O’ Toole
Name:	Niall O’ Toole
Title:	Executive Director

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS FINANCIAL SERVICES INC.

By:	/s/ Mara Galeano

Name:	Mara Galeano
Title:	Deputy General Counsel Executive Director

UBS FINANCIAL SERVICES INC.

By:	/s/ Ilene Marquardt
Name:	Ilene Marquardt
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS FUND ADVISOR, L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS WILLOW MANAGEMENT, L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS TAMARACK MANAGEMENT L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS JUNIPER MANAGEMENT, L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UBS ENSO MANAGEMENT L.L.C.

By:	/s/ Mara Galeano
Name:	Mara Galeano
Title:	Legal Counsel Deputy General Counsel of UBS Financial Services, Inc.

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director, Secretary and Chief Legal Counsel

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Dana L. Platt
Name:	Dana L. Platt
Title:	Executive Director and Senior Global Compliance Officer

     The Applicant named below has caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (US) INC.
By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director, Secretary and Chief Legal Counsel

UBS GLOBAL ASSET MANAGEMENT (US) INC.
By:	/s/ Dana L. Platt
Name:	Dana L. Platt
Title:	Executive Director and Senior Global Compliance Officer

     The Applicants named below have caused this Application to be duly signed on their behalf on the 19th day of March, 2009. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-11 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UBS IB CO-INVESTMENT 2001 GP LIMITED
By:	/s/ Brian Burkholder
Name:	Brian Burkholder
Title:	Director

Exhibit A-1
Authorization
Officer’s Certificate
The undersigned, being duly elected the Director of UBS AG (“UBS AG”) does hereby certify that this Application is signed by Lynn Atkins, elected Executive Director of UBS AG and Niall O’Toole, elected Executive Director of UBS AG pursuant to the general authority vested in them as such under Article X of the organization regulations of UBS AG.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS AG
By:	/s/ Jane Nutson
Name:	Jane Nutson
Title:	Director

Exhibit A-2
Authorization
Officer’s Certificate
The undersigned, being duly appointed the General Counsel of UBS Financial Services Inc. (“UBSFS”) does hereby certify that this Application is signed by Mara Galeano, Executive Director and Deputy General Counsel of UBSFS and Ilene Marquardt, Managing Director of UBSFS pursuant to the general authority vested in them as such under UBS policy and required documents.
IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS FINANCIAL SERVICES INC.
By:	/s/ Mark Shelton
Name:	Mark Shelton
Title:	General Counsel

Exhibit A-3
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Fund Advisor, L.L.C. (“UBSFA”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBSFA pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBSFA.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS FUND ADVISOR, L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-4
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Willow Management, L.L.C. (“UBS Willow”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBS Willow pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBS Willow.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS WILLOW MANAGEMENT, L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-5
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBS Eucalyptus pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBS Eucalyptus.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS EUCALYPTUS MANAGEMENT, L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-6
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Tamarack Management, L.L.C. (“UBS Tamarack”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBS Tamarack pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBS Tamarack.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS TAMARACK MANAGEMENT, L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-7
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Juniper Management, L.L.C. (“UBS Juniper”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBS Juniper pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBS Juniper.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS JUNIPER MANAGEMENT, L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-8
Authorization
Officer’s Certificate
The undersigned, being duly appointed officer of UBS Enso Management L.L.C. (“UBS Enso”) does hereby certify that this Application is signed by Mara Galeano, Deputy General Counsel of UBS Financial Services and legal counsel of UBS Enso pursuant to the general authority vested in her as such under her appointment as an officer and legal counsel of UBS Enso.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS ENSO MANAGEMENT L.L.C.
By:	/s/ Steven Drachman
Name:	Steven Drachman
Title:	Assistant Secretary

Exhibit A-9
Authorization
Officer’s Certificate
The undersigned, being duly elected the Director and Assistant Secretary of UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”) does hereby certify that this Application is signed by Mark F. Kemper, appointed Managing Director, Secretary and Chief Legal Officer of UBS Global AM Americas and Dana L. Platt, appointed Executive Director and Senior Global Compliance Officer of UBS Global AM Americas pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.
By:	/s/ Michael J. Calhoun
Name:	Michael J. Calhoun
Title:	Director and Assistant Secretary

Exhibit A-10
Authorization
Officer’s Certificate
The undersigned, being duly elected the Director and Assistant Secretary of UBS Global Asset Management (“UBS Global AM US”) does hereby certify that this Application is signed by Mark F. Kemper, appointed Managing Director, Secretary and Chief Legal Officer of UBS Global AM US and Dana L. Platt, appointed Executive Director and Senior Global Compliance Officer of UBS Global AM US pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS GLOBAL ASSET MANAGEMENT (US) INC.
By:	/s/ Michael J. Calhoun
Name:	Michael J. Calhoun
Title:	Director and Assistant Secretary

Exhibit A-11
Authorization
Officer’s Certificate
The undersigned, being duly elected the Director of UBS IB Co-Investment 2001 GP Limited (“ESC GP”) does hereby certify that this Application is signed by Brian Burkholder, elected Director of ESC GP pursuant to the general authority vested in him as such under the Articles of Association.
     IN WITNESS WHEREOF, I have set my hand this 19th day of March, 2009.

UBS IB CO-INVESTMENT 2001 GP LIMITED
By:	/s/ Edward O’Dowd
Name:	Edward O’Dowd
Title:	Director

Annex A
Part 1-A
Funds for Which UBSFS Provides Investment Management Services*
UBS Cashfund Inc.
UBS Managed Municipal Trust
     UBS RMA New York Municipal Money Fund
     UBS RMA California Municipal Money Fund
UBS Municipal Money Market Series
     UBS RMA New Jersey Municipal Money Fund
UBS RMA Money Fund Inc.
     UBS RMA Money Market Portfolio
     UBS RMA U.S. Government Portfolio
     UBS Retirement Money Fund
UBS RMA Tax-Free Fund Inc.

*	UBS Global AM Americas serves as sub-adviser for each of these Funds.
Part 1-B
UITs for Which UBSFS Provides Fund Service Activities
For which UBSFS is acting as depositor and principal underwriter
Equity Opportunity Trust Value Select Ten — Series 07F
Equity Opportunity Trust Value Select Ten — Series 08A
Equity Opportunity Trust Value Select Ten — Series 08B
Equity Opportunity Trust Value Select Ten — Series 08C
Equity Opportunity Trust Value Select Ten — Series 08D
Equity Opportunity Trust Value Select Ten — Series 08E
Equity Opportunity Trust Value Select Ten — Series 08F
Equity Opportunity Trust Blue Chip — Series 07A
Equity Opportunity Trust Blue Chip (I) — Series 07A I
Equity Opportunity Trust Blue Chip — Series 08A

1

Equity Opportunity Trust Value S&P Industrial — Series 07A
Equity Opportunity Trust Dividend Income Value Strategy — Series 07F
Equity Opportunity Trust Dividend Income Value Strategy — Series 08A
Equity Opportunity Trust Dividend Income Value Strategy — Series 08B
Equity Opportunity Trust Dividend Income Value Strategy — Series 08C
Equity Opportunity Trust Dividend Income Value Strategy — Series 08D
Equity Opportunity Trust Dividend Income Value Strategy — Series 08E
Equity Opportunity Trust Dividend Income Value Strategy — Series 08F
Equity Opportunity Trust Dividend Ruler — Series 07D
Equity Opportunity Trust Dividend Ruler — Series 08A
Equity Opportunity Trust Dividend Ruler — Series 08B
Equity Opportunity Trust Dividend Ruler — Series 08C
Equity Opportunity Trust Dividend Ruler — Series 08D
UBS Pathfinders TSY & Growth STK — Series 22
UBS Pathfinders TSY & Growth STK — Series 23
UBS Pathfinders TSY & Growth STK — Series 24
UBS Pathfinders TSY & Growth STK — Series 25
UBS Pathfinders TSY & Growth STK — Series 26
UBS Pathfinders TSY & Growth STK — Series 27
UBS Pathfinders TSY & Growth STK — Series 28
UBS Pathfinders TSY & Growth STK — Series 29
UBS Pathfinders TSY & Growth STK — Series 30
UBS Pathfinders TSY & Growth STK — Series 31
UBS Pathfinders TSY & Growth STK — Series 32
Municipal Bond Trust Series 1
Municipal Bond Trust Series 8
Municipal Bond Trust Series 9
Municipal Bond Trust Series 17
Municipal Bond Trust Series 39
Municipal Bond Trust Series 41
Municipal Bond Trust Series 44
Municipal Bond Trust Series 46
Municipal Bond Trust Series 47
Municipal Bond Trust Series 48
Municipal Bond Trust Series 49
Municipal Bond Trust Series 50
Municipal Bond Trust Series 51
Municipal Bond Trust Series 52
Municipal Bond Trust Series 53

2

Municipal Bond Trust Series 54
Municipal Bond Trust Series 55
Municipal Bond Trust Series 56
Municipal Bond Trust Series 57
Municipal Bond Trust Series 60
Municipal Bond Trust Series 61
Municipal Bond Trust Series 62
Municipal Bond Trust Series 67
Municipal Bond Trust Series 70
Municipal Bond Trust Series 71
Municipal Bond Trust Series 90
Municipal Bond Trust Series 130
Municipal Bond Trust Series 142
Municipal Bond Trust Series 145
Municipal Bond Trust Series 153
Municipal Bond Trust Series 210
Municipal Bond Trust Series 212
Municipal Bond Trust Series 215
Municipal Bond Trust Series 218
Municipal Bond Trust Series 220
Municipal Bond Trust Series 225
Municipal Bond Trust Series 232
Municipal Bond Trust Series 235
Municipal Bond Trust Series Insured Trust Series 4
Municipal Bond Trust Series Insured Trust Series 11
Municipal Bond Trust Series Insured Trust Series 34
Municipal Bond Trust Series California Series 3
Municipal Bond Trust Series Connecticut Series 23
Municipal Bond Trust Series Discount Trust Series 1
Municipal Bond Trust Series Discount Trust Series 4
Municipal Bond Trust Series Discount Trust Series 6
For which UBSF is acting as co-principal underwriter
AAM Tax Exempt Securities Trust, Series 445 00767G784
AAM Tax Exempt Securities Trust, Series 446 00767J515
AAM Tax Exempt Securities Trust, Series 447 00767K108
AAM Tax Exempt Securities Trust CA Trust, Series 229 00767K249
AAM Tax Exempt Securities Trust NY Trust, Series 268 00767K256
AAM Tax Exempt Securities Trust NJ Trust, Series 185 00767K231
AAM Tax Exempt Securities Trust, Series 448 00767K389
AAM Tax Exempt Securities Trust CA Trust, Series 230 007582786
AAM Tax Exempt Securities Trust, Series 449 00767L346
AAM Tax Exempt Securities Trust NY Trust, Series 269 00767L353
AAM Tax Exempt Securities Trust NY Trust, Series 27000767Q832
AAM Tax Exempt Securities Trust CA Trust, Series 231 00767Q204
AAM Tax Exempt Securities Trust, Series 450 00767Q337
AAM Tax Exempt Securities Trust, Series 451 00767Q626
AAM Tax Exempt Securities Trust, Series 452 00767V104
AAM Tax Exempt Securities Trust, Series 453 00767V831
AAM Tax Exempt Securities Trust, Series 454 00767W234
AAM Tax Exempt Securities Trust NY Trust, Series 268 00767K256
AAM Tax Exempt Securities Trust NJ Trust, Series 185 00767K231
AAM Tax Exempt Securities Trust, Series 448 00767K389
AAM Tax Exempt Securities Trust CA Trust, Series 230 007582786
AAM Tax Exempt Securities Trust, Series 449 00767L346
AAM Tax Exempt Securities Trust NY Trust, Series 269 00767L353
AAM Tax Exempt Securities Trust CA Trust, Series 231 00767Q204
AAM Tax Exempt Securities Trust, Series 450 00767Q337

3

Annex A
Part 2-A
Funds for Which UBSFA Provides Investment Management Services
UBS Credit Recovery Fund, L.L.C.
UBS Equity Opportunity Fund, L.L.C.
UBS Equity Opportunity Fund II, L.L.C.
UBS Event & Equity Fund, L.L.C.
UBS Health Sciences Fund, L.L.C.
UBS M2 Fund, L.L.C.
UBS Multi-Strat Fund, L.L.C.
UBS Technology Partners, L.L.C.
Part 2-B
Funds for Which the UBSFA Advisers Provide Investment Management Services
UBS Eucalyptus Fund, L.L.C.
UBS Juniper Crossover Fund, L.L.C.
UBS Tamarack International Fund, L.L.C.
UBS Willow Fund, L.L.C.
UBS Enso Fund, LLC

4

Annex A
Part 3
Funds for which UBS Global AM Americas Provides Investment Management Services
As Primary Investment Adviser:
Fort Dearborn Income Securities Inc.
Global High Income Fund Inc.
Insured Municipal Income Fund Inc.
Investment Grade Municipal Income Fund Inc.
Managed High Yield Plus Fund Inc.
Strategic Global Income Fund, Inc.
UBS Funds
     UBS U.S. Large Cap Value Equity Fund
     UBS U.S. Small Cap Equity Fund
     UBS U.S. Small Cap Growth Fund
     UBS U.S. Real Estate Equity Fund
     UBS Emerging Markets Debt Fund
     UBS Emerging Markets Equity Fund
     UBS Global Allocation Fund
     UBS Global Equity Fund
     UBS Global Bond Fund
     UBS U.S. Large Cap Equity Fund
     UBS U.S. Large Cap Growth Fund
     UBS U.S. Bond Fund
     UBS High Yield Fund
     UBS International Equity Fund
     UBS Dynamic Alpha Fund
     UBS Absolute Return Bond Fund
     UBS U.S. Mid Cap Growth Equity Fund
     UBS U.S. Equity Alpha Fund
     UBS Global Frontier Fund
UBS Index Trust
     UBS S&P 500 Index Fund
UBS Investment Trust
     UBS U.S. Allocation Fund
UBS Master Series, Inc.
     UBS Money Market Fund
UBS Money Series
     UBS Liquid Assets Fund
     UBS Cash Reserves Fund
     UBS Select Prime Institutional Fund
     UBS Select Treasury Institutional Fund
     UBS Select Tax-Free Institutional Fund
     UBS Select Prime Preferred Fund

5

     UBS Select Treasury Preferred Fund
     UBS Select Tax-Free Preferred Fund
     UBS Select Prime Investor Fund
     UBS Select Treasury Investor Fund
     UBS Select Tax-Free Investor Fund
UBS PACE Select Advisors Trust*
UBS Relationship Funds
     UBS Global Securities Relationship Fund
     UBS Emerging Markets Equity Completion Relationship Fund
     UBS Emerging Markets Equity Relationship Fund
     UBS Global Equity Relationship Fund
     UBS Global Ex US Smaller Cap Equity Completion Relationship Fund
     UBS International Equity Relationship Fund
     UBS Large-Cap Select Equity Relationship Fund
     UBS Small-Cap Equity Relationship Fund
     UBS U.S. Equity Alpha Relationship Fund
     UBS U.S. Equity Alpha Value Relationship Fund
     UBS U.S. Large-Cap Equity Relationship Fund
     UBS U.S. Large-Cap Growth Equity Relationship Fund
     UBS U.S. Large-Cap Select Growth Equity Relationship Fund
     UBS U.S. Large-Cap Value Equity Relationship Fund
     UBS U.S. Smaller Cap Equity Completion Relationship Fund
     UBS U.S. Small-Mid Cap Growth Equity Relationship Fund
     UBS Absolute Return Bond Relationship Fund
     UBS Absolute Return Investment Grade Bond Relationship Fund
     UBS Corporate Bond Relationship Fund
     UBS Emerging Markets Debt Relationship Fund
     UBS Enhanced Yield Relationship Fund
     UBS Global (ex-US) Bond Relationship Fund
     UBS Global Aggregate Bond Relationship Fund
     UBS High Yield Relationship Fund
     UBS Opportunistic Emerging Markets Debt Relationship Fund
     UBS Opportunistic High Yield Relationship Fund
     UBS Opportunistic Loan Relationship Fund
     UBS Short Duration Relationship Fund
     UBS U.S. Bond Relationship Fund
     UBS Cash Management Prime Relationship Fund
     UBS U.S. Core Plus Relationship Fund
     UBS U.S. Securitized Mortgage Relationship Fund
     UBS U.S. Treasury Inflation Protected Securities Relationship Fund
UBS Series Trust
     U.S. Allocation Portfolio
SMA Relationship Trust
     Series M
     Series T
     Series A

6

Master Trust
     Prime Master Fund
     Treasury Master Fund
     Tax-Free Fund
As Sub-Adviser:
Advanced Series Trust
     AST UBS Dynamic Alpha Portfolio
EQ Advisors Trust
     EQ/UBS Growth and Income Portfolio
GuideStone Funds
     GuideStone Funds International Equity Fund
ING Partners, Inc.
     ING UBS US Large Cap Equity Portfolio
John Hancock Trust
     JHT Global Allocation Trust
     JHT Large Cap Trust
John Hancock Funds II
     JHF II Large Cap Fund
Lincoln Variable Insurance Products Trust
     Lincoln VIP Global Asset Allocation Fund
MFS Series Trust XIII
     MFS Diversified Target Return Fund
Northern Funds
     Northern Multi-Manager International Equity Fund
Principal Fund, Inc.
     Principal Fund, Inc. SmallCap Growth Fund II
     Principal Fund, Inc. LargeCap Value Fund I
Principal Variable Contracts Funds, Inc.
     PVC SmallCap Growth II
RiverSource Large Cap Series, Inc.
     RS Large Cap Value Fund
RiverSource Variable Portfolio
     RS VIP Large Cap Value Fund
RiverSource Strategy Series, Inc.
     RiverSource Small Cap Growth Fund
Russell Investment Company
     Russell International Developed Markets Fund
     Russell Emerging Markets Fund
SEI Institutional International Trust
     International Fixed Income Fund
Transamerica Funds
     Transamerica UBS Dynamic Alpha Fund
     Transamerica UBS Large Cap Value Portfolio
USAA Mutual Funds Trust
     USAA Growth & Income Fund

*	Certain of the series of this trust are sub-advised by one or more sub-advisers. No sub-adviser is affiliated with UBS Global AM US or UBS Global AM Americas.

7

Annex A
Part 4
Funds for which UBS Global AM US Serves as Principal Underwriter
UBS Cashfund Inc.
UBS Index Trust
     UBS S&P 500 Index Fund
UBS Investment Trust
     UBS U.S. Allocation Fund
UBS Money Series*
UBS Managed Municipal Trust*
UBS Master Series, Inc.
     UBS Money Market Fund
UBS Municipal Money Market Series
     UBS RMA New Jersey Municipal Money Fund
UBS RMA Money Fund, Inc.*
UBS RMA Tax-Free Fund, Inc.
UBS Series Trust
     U.S. Allocation Portfolio
UBS PACE Select Advisors Trust*
UBS Funds*
SMA Relationship Trust*

*	This Fund has multiple series or portfolios. UBS Global AM US serves as principal underwriter for all series or portfolios of the Fund.

8